Exhibit 99.1

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CELYAD SA

Limited liability company making or having made a public appeal on savings

Rue Edouard Belin, 2

1435 Mont-Saint-Guibert

0891.118.115 LER Nivelles

(the “Company”)

Minutes of the annual shareholders’ meeting of 7 May 2018

These minutes record the deliberation and decisions taken at the general meeting of shareholders of the Company held on 7 May 2018 at the Company’s registered office.

1.	COMPOSITION OF THE BUREAU

The session was opened at 9:00 am (CET) under the chairmanship of Christian Homsy, Chief Executive Officer of the Company (CEO).

Philippe Dechamps, Chief Legal Officer (CLO) of the Company, was appointed as secretary of the general meeting.

2.	ATTENDANCE

2.1	Shareholders

The shareholders that are present or validly represented are mentioned on the attendance list attached to the present minutes. Before the opening of the meeting, the attendance list was signed by each of the shareholders or by their representatives. The attendance list and the proxy form are attached to these minutes.

The chairman recorded that, according to the attendance list, 13 shareholders are present or validly represented, together holding 3,229,257 shares of the Company.

2.2	Warrants holders

No warrants holders are present or validly represented at the general meeting.

2.3	Directors

The chairman further recorded that the following directors were present at the meeting:

•	LSS Consulting SPRL, represented by its permanent representative Mr Christian Homsy;

•	Tolefi SA, represented by its permanent representative Mr Serge Goblet;

•	Mr Serge Goblet.

2.4	Auditor

By letter dated 2 May 2018, the auditor informed the Company that he had waived his right to attend the general meeting.

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3.	NOTICE

The chairman recorded that the convening notice to the general meeting, together with the agenda, was published at least thirty days before the meeting, in:

•	the Belgian Official Gazette (Moniteur Belge/Belgisch Staatsblad) on 6 April 2018;

•	the Libre Belgique on 6 April 2018;

•	on the wire network Reuters & Bloomberg on 6 April 2018.

The chairman further recorded that the convening notice to the general meeting together with its agenda were sent thirty days at least before the general meeting, to each shareholder, warrants holder, director and to the auditor, by registered mail, or by email for the recipients that had agreed, expressly and in writing, to receive the convening notices by email.

Further, the chairman recorded that the convening notice to the general meeting together with its agenda were sent, at least thirty days before the meeting, to the FSMA and were published on the Company’s website.

As a consequence, the chairman recorded that the general meeting was convened in accordance with articles 533 et seq. of the Belgian Company Code and could therefore validly deliberate on the proposed agenda items.

4.	AGENDA

The chairman set out the agenda for the meeting as follows:

1.	Deliberation on the annual report of the board directors regarding the financial year ended 31 December 2017 and on the auditor’s report regarding the financial year ended 31 December 2017.

Comments on this agenda item: The board of directors requests the general meeting of shareholders to take note of the annual report of the board directors in relation to the financial year ended 31 December 2017 and the auditor’s report in relation to the financial year ended 31 December 2017.

2.	Deliberation on and approval of the remuneration report of the board of directors, as explained by the company’s nomination and remuneration committee and as included in the annual report.

Proposed resolution: The general meeting decides to approve the remuneration report of the board of directors, as presented by the company’s nomination and remuneration committee and included in the annual report.

3.	Deliberation on the consolidated financial statements in relation to the financial year ended 31 December 2017.

Comments on this agenda item: The board of directors requests the general meeting of shareholders to acknowledge the consolidated financial statements in relation to the financial year ended 31 December 2017.

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4.	Deliberation on and approval of the annual accounts in relation to the financial year ended 31 December 2017 and the allocation of profits as proposed by the board of directors in its annual report.

Proposed resolution: The general meeting decides to approve the annual accounts in relation to the financial year ended 31 December 2017 and the allocation of the results as proposed by the board of directors in its annual report.

5.	Discharge to be granted to the directors.

Proposed resolution: The general meeting decides to grant discharge to the following directors for the exercise of their mandates during the financial year ended 31 December 2017:

•	Michel Lussier, chairman ;

•	LSS Consulting SPRL, represented by Mr Christian Homsy;

•	Chris De Jonghe ;

•	Serge Goblet ;

•	Tolefi SA, represented by Mr Serge Goblet;

•	Hanspeter Spek ;

•	Debasish Roychowdhury ;

•	Chris Buyse ; and

•	Rudy Dekeyser.

6.	Discharge to be granted to the auditor.

Proposed resolution: The general meeting decides to grant discharge to the auditor VCBA BDO Bedrijfsrevisoren – Réviseurs, represented by Mr Bert Kegels, for the exercise of its mandate during the financial year ended 31 December 2017 and to PwC Réviseurs d’Entreprises SCCRL, represented by Mr Patrick Mortroux, for the exercise of its mandate during the financial year ended 5 May 2017.

7.	Deliberation on the proposal of the Board of Directors to renew the mandate of Tolefi SA, represented by Mr Serge Goblet, as director of the company for a duration of 2 years until the general meeting of shareholders of 2020.

Proposed resolution: The general meeting decides to renew the mandate of Tolefi SA, represented by Mr Serge Goblet, as director of the company for a duration of 2 years until the general meeting of shareholders of 2020.

8.	Deliberation on the proposal of the Board of Directors to extend the mandate of Mr Debasish Rowchowdhury as director of the company until the general meeting of shareholders of 2019.

Proposed resolution: The general meeting decides to extend the mandate of Mr Debasish Rowchowdhury as director of the company until the general meeting of shareholders of 2019.

9.	Deliberation on the proposal of the Board of Directors to appoint Mrs Hilde Windels as director of the company for a mandate of 4 years.

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Proposed resolution: The general meeting decides to appoint Mrs Hilde Windels as director of the company for a mandate of 4 years, until the general meeting of shareholders of 2022.

The information regarding the competence and expertise of the candidate director are attached to this convening notice.

10.	Deliberation on the approval of the terms and conditions of an eventual warrants plan to implement and in particular the change of control clause pursuant to the art. 556 of the Belgian Company Code.

Proposed resolution: The general meeting decides to approve the terms and conditions of a template of warrants plan to comply with in the event of an implementation of such plan in the next 12 months, upon proposal of the nomination and remuneration committee, with a vesting period of 3 years and for which the exercise price will be the lowest between (i) the average of the closing price of the share in the 30 days preceding the offer and (ii) the last closing price of the share on the date preceding the offer (notwithstanding that, regarding the beneficiaries who are not members of the personnel of the company, the exercise price will have to be higher than the average closing price of the 30 days preceding the date of the issuance). More specifically, the general meeting approves pursuant to the art. 556 of the Belgian Company Code, the clause of anticipated vesting in the event of a change of control or a public offering on the shares of the company.

11.	Powers.

Proposed resolution: The general meeting decides to grant a special power of attorney, with right of substitution, to PaJe SPRL, represented by Mr Patrick Jeanmart, and to NandaDevi SPRL, represented by Mr Philippe Dechamps, to exercise, execute and sign all documents, instruments, formalities and steps and to give the instructions that are necessary or useful for carrying out the abovementioned decisions, including, but not limited to, the filing with the Belgian National Bank of the annual accounts and the consolidated annual accounts for the year ended 31 December 2017, the annual report and the auditors’ reports annexed thereto, as well as the completion of the necessary publication formalities, including the publication of the aforementioned resolutions in the Belgian Official Gazette.

5.	DELIBERATIONS AND DECISIONS

After deliberation, the general meeting agreed on the following resolutions by separate vote:

1.	Resolution: The general meeting decides to approve the remuneration report of the board of directors, as presented by the company’s nomination and remuneration committee and included in the annual report.

For	Against	Abstention
2,686,757	537,500	5,000

Number of shares for which the votes have been validly cast:		3,229,257

Percentage represented by these shares in the share capital:		32.71%

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2.	Resolution: The general meeting decides to approve the annual accounts in relation to the financial year ended 31 December 2017 and the allocation of the results as proposed by the board of directors in its annual report.

For	Against	Abstention
3,227,575	1,682	0

Number of shares for which the votes have been validly cast:		3,229,257

Percentage represented by these shares in the share capital:		32.71%

3.	Resolution: The general meeting decides to grant discharge to the following directors for the exercise of their mandates during the financial year ended 31 December 2017:

•	Michel Lussier, chairman ;

•	LSS Consulting SPRL, represented by Mr Christian Homsy;

•	Chris De Jonghe ;

•	Serge Goblet ;

•	Tolefi SA, represented by Mr Serge Goblet;

•	Hanspeter Spek ;

•	Debasish Roychowdhury ;

•	Chris Buyse ; and

•	Rudy Dekeyser.

For	Against	Abstention
3,226,925	2,332	0

Number of shares for which the votes have been validly cast:		3,229,257

Percentage represented by these shares in the share capital:		32.71%

4.	Resolution: The general meeting decides to grant discharge to the auditor VCBA BDO Bedrijfsrevisoren – Réviseurs, represented by Mr Bert Kegels, for the exercise of its mandate during the financial year ended 31 December 2017 and to PwC Réviseurs d’Entreprises SCCRL, represented by Mr Patrick Mortroux, for the exercise of its mandate during the financial year ended 5 May 2017.

For	Against	Abstention
3,226,925	2,332	0

Number of shares for which the votes have been validly cast:		3,229,257

Percentage represented by these shares in the share capital:		32.71%

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5.	Resolution: The general meeting decides to renew the mandate of Tolefi SA, represented by Mr. Serge Goblet, as director of the company for a duration of 2 years until the general meeting of shareholders of 2020.

For	Against	Abstention
2,690,106	534,151	5,000

Number of shares for which the votes have been validly cast:		3,229,257

Percentage represented by these shares in the share capital:		32.71%

6.	Proposed resolution: The general meeting decides to extend the mandate of Mr Debasish Rowchowdhury as director of the company until the general meeting of shareholders of 2019.

For	Against	Abstention
2,698,165	526,092	5,000

Number of shares for which the votes have been validly cast:		3,229,257

Percentage represented by these shares in the share capital:		32.71%

7.	Proposed resolution: The general meeting decides to appoint Mrs Hilde Windels as director of the company for a mandate of 4 years, until the general meeting of shareholders of 2022.

For	Against	Abstention
2,698,104	534,153	5,000

Number of shares for which the votes have been validly cast:		3,229,257

Percentage represented by these shares in the share capital:		32.71%

8.	Proposed resolution: The general meeting decides to approve the terms and conditions of a template of warrants plan to comply with in the event of an implementation of such plan in the next 12 months, upon proposal of the nomination and remuneration committee, with a vesting period of 3 years and for which the exercise price will be the lowest between (i) the average of the closing price of the share in the 30 days preceding the offer and (ii) the last closing price of the share on the date preceding the offer (notwithstanding that, regarding the beneficiaries who are not members of the personnel of the company, the exercise price will have to be higher than the average closing price of the 30 days preceding the date of the issuance). More specifically, the general meeting approves pursuant to the art. 556 of the Belgian Company Code, the clause of anticipated vesting in the event of a change of control or a public offering on the shares of the company.

Free translation for information purposes only.

For	Against	Abstention
2,686,059	538,198	5,000

Number of shares for which the votes have been validly cast:		3,229,257

Percentage represented by these shares in the share capital:		32.71%

9.	Proposed resolution: The general meeting decides to grant a special power of attorney, with right of substitution, to PaJe SPRL, represented by Mr Patrick Jeanmart, and to NandaDevi SPRL, represented by Mr Philippe Dechamps, to exercise, execute and sign all documents, instruments, formalities and steps and to give the instructions that are necessary or useful for carrying out the abovementioned decisions, including, but not limited to, the filing with the Belgian National Bank of the annual accounts and the consolidated annual accounts for the year ended 31 December 2017, the annual report and the auditors’ reports annexed thereto, as well as the completion of the necessary publication formalities, including the publication of the aforementioned resolutions in the Belgian Official Gazette.

For	Against	Abstention
2,228,607	650	0

Number of shares for which the votes have been validly cast:		3,229,257

Percentage represented by these shares in the share capital:		32.71%

As all the points on the agenda had been addressed, the session was closed at 10:00 AM (CET).

After reading and approving these minutes, the minutes were signed by the committee members and by the shareholders present or represented who wished to do so.

/s/ Christian Homsy	/s/ Philippe Dechamps

Christian Homsy	Philippe Dechamps
Chairman	Secretary

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CELYAD SA

Limited liability company making or having made a public appeal on savings

Rue Edouard Belin, 2

1435 Mont-Saint-Guibert

0891.118.115 LER Nivelles

(the “Company”)

ATTENDANCE LIST OF THE ANNUAL SHAREHOLDER’S MEETING DATED 7 MAY 2018

1.	SHAREHOLDERS AND ADS HOLDERS

Shareholder	Number of shares	Representative	Signature(s)
Tolefi SA	2,295,701	Serge Goblet

Deutsche Bank AG	24,154	Philippe Dechamps

BNP PARIBAS SECURITIES SERVICES	167,148	Philippe Dechamps

Citibank Europe PLC	345,012	Philippe Dechamps

Citibank Europe PLC	2,852	Philippe Dechamps

Caceis Bank	1,682	Philippe Dechamps

Broadridge Financial Solutions	266,107	Philippe Dechamps

Christian Homsy	125,000	In person

Lionel Faure	500	In person

Marie Virlouvet	300	In person

Jacques Bagon	500	In person

Jean Lucy	100	In person

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Jacques Vanbiesen	1	In person

Total shares	3,229,257

2.	WARRANTS HOLDERS

N/A	N/A	N/A